UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WoozyFly Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

981139 10 8

(CUSIP Number)

Abraham Sofer
c/o DigitalFX International, Inc.
3035 East Patrick Lane, Suite 9
Las Vegas, Nevada 89120
(702) 938-9300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 22, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ ..

(Page 1of 4)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981139 10 8		Page 2 of 4 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DigitalFX International, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* OO
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☑
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14		TYPE OF REPORTING PERSON* CO

(1)           Based on a total of 17,610,672 shares of the Issuer’s common stock issued and outstanding as of October 1, 2008.

This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on July 8, 2008 (“Schedule 13D”).

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On December 22, 2008, the Reporting Person transferred an aggregate of 5,520,000 shares of common stock to three parties in exchange for the cancellation of indebtedness owed to such parties in the aggregate amount of $800,000.  On September 26, 2008, as a result of a stock split, WoozyFly Inc. (formerly Pet Express Supply, Inc.) issued the Company 4,600,000 additional shares of common stock, bringing the Company’s total ownership to 5,520,000 shares of common stock.

Item 4.  Purpose of Transaction.

Item 4 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of December 22, 2008, the Reporting Person beneficially owned no shares of common stock, representing 0% of the issued and outstanding shares of common stock.  The aggregate percentage of shares of common stock held by the Reporting Person is based upon 17,610,672 shares of common stock issued and outstanding as of October 1, 2008.

Transactions by the Reporting Person in the Common Stock effected in the past 60 days are described in Item 3 above.

On December 22, 2008, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of common stock issued and outstanding.

SIGNATURE
After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 8, 2008	/s/Abraham Sofer
Abraham Sofer, President